

Mail Stop 3561

April 3, 2009

Mr. Jeffrey P. Bezos
President, Chief Executive Officer
Amazon.com, Inc.
1200 12th Avenue South, Suite 1200
Seattle, Washington 98144-2734

> **Re:** **Amazon.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed January 30, 2009**
> **File No. 0-22513**

Dear Mr. Bezos:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Judgments, page 22

1.   Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Refer to SEC Release No. 33-8350.

Liquidity and Capital Resources, page 26

2.   Please expand your discussion to quantify and explain material variability in historical operating cash flows, focusing on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 42

Note 1 - Description of Business and Accounting Policies, page 48

Earnings per Share, page 48

3.   Reference is made to your disclosure on page 68 that common shares outstanding include restricted stock. Please clarify whether restricted shares are included in the weighted-average number of common shares outstanding used for purposes of computing basic earnings per share. If so, please explain how your accounting complies with paragraph 10 of SFAS 128.

Note 8 – Stockholders' Equity, page 67

4.   Please provide the disclosures required by paragraph A240 of SFAS 123R for your outstanding stock option awards, as applicable.

Note 9 – Other Comprehensive Income (Loss), page 69

5.   Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to paragraph 25 of SFAS 130.

Schedule II – Valuation and Qualifying Accounts

6.   Reference is made to the disclosures on page 53 regarding return allowances. Please revise Schedule II to include your allowance for sales returns. Refer to Rules 5-04 and 12-09 of Regulation S-X.

          Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322, or in her absence, Sarah Rottman, Assistant Chief Accountant at (202) 551-3340, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief